AMERICAN STRATEGIC MINERALS CORPORATION

2331 Mill Road, Suite 100

Alexandria, VA 22314

December 19, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re: American Strategic Minerals Corporation

Preliminary Information Statement on Schedule 14C

Supplementary response filed November 30, 2012

File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment dated December 11, 2012 (the “Comment Letter”) relating to the Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 30, 2012 (the “Amended PRER 14C”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Your November 30, 2012 response to comment 1 in our November 27, 2012 letter states that “The Company’s written consent approving the name change and the prospective reverse split was obtained by a shareholder of the Company who cast his vote and delivered the votes required to authorize the transaction under state law who is neither an officer or director of the Company and as such is not an affiliate of the Company.” Conversely, your November 8, 2012 response to comment 1 in our November 5, 2012 letter states that “The Company has already obtained the requisite consents. Four of these persons are name in the beneficial ownership table, consisting of John Stetson, Barry Honig, Pershing Gold Corporation and the undersigned Mark Groussman. In addition, the Company obtained the consents from three other persons not named in such table.” See also the disclosure in the amended Form 8-K filed on November 8, 2012.

Please reconcile the November 8, 2012 response, the November 30, 2012 response, and the disclosure in the amended Form 8-K filed on November 8, 2012 for us.

Response No. 1. In response to your comment, we do not believe there is an inconsistency in the Company’s response, though we acknowledge that its response may have been somewhat unclear. We had been informed that the shareholder obtained consents from three other consenting persons and delivered them to the Company. Upon its receipt, the action was effective for state law purposes. The Company’s prior characterization that “it” had obtained these consents was inaccurate and the Company provides the foregoing description to confirm that the consents were “received” by the Company, not obtained by it.

The above notwithstanding, we have noted the Staff’s concern regarding the manner in which consents were obtained and it is the desire of management currently responding to the staff’s comments that the Company renew its processes and therefore will obtain new approvals for the transactions via a meeting of its shareholders, and will not take action to amend the Articles of Incorporation or effectuate any split of its shares based upon the prior authorization.

A preliminary proxy statement on Schedule 14A has been prepared and will be filed. The Company also intends to file a Current Report on Form 8-K reporting the action and announcing the planned record date for the new vote. We are also seeking the Staff’s views as to whether there should be a withdrawal filing made related to the prior PRER 14C’s and the DEF 14C filed.

Please also note that Doug Croxall replaced Marc Groussman as the Company’s chief executive officer after submitting the letter dated November 8, 2012, on November 14, 2012, when the Company acquired the assets of Sampo IP, LLC, as reported in the Company’s Current Report on Form 8-K filed November 20, 2012.

As discussed with the Staff telephonically on December 12, 2012, there was no amended Current Report on Form 8-K filed relating to the subject of the Comment Letter.

Comment No. 2. Tell us the name of the shareholder of the company who cast his vote. Further, tell us the names of the other shareholders whose votes this shareholder delivered. Additionally, provide us a discussion and analysis of why the shareholder who cast his vote is not an affiliate of the company.

Response No. 2. Please see Response No. 1, above. As disclosed in the Company’s letter to the Staff dated November 30, 2012, the beneficial ownership table requires only that 5% holders be included as of the record date (October 1, 2012). An updated beneficial ownership table will be filed with the new PRE 14A contemplating the meeting as noted in Response No. 1, above.

Comment No. 3. Your November 30, 2012 response to comment 3 in our November 27, 2012 letter states that “…Sampo is not considered a business but rather comprised a single asset consisting of its patent rights.” The Form 8-K filed on November 20, 2012 discloses that the Sampo members transferred all of the issued and outstanding membership interests of Sampo to the company in exchange for an aggregate of 9,250,000 shares of the company’s common stock. Tell us the monetary value of the 9,250,000 shares of the company’s common stock issued in the share exchange as well as what the life of the patent rights is. Additionally, the Form 8-K filed on November 20, 2012 suggests that Sampo is engaged in an ongoing business rather than simply existing as a single asset. Please reconcile.

Response No. 3. The monetary value of the 9,250,000 shares is deemed by the Company to be at par value, or $925. In accordance with Accounting Standards Codification (“ASC”) 805-50-30 “Business Combinations,” the Company determined that if the consideration paid is not in the form of cash, the measurement may be based on either (i) the cost which is measured based on the fair value of the consideration given or (ii) the fair value of the assets (or net assets) acquired, whichever is more clearly evident and thus more reliably measurable. The closing price of the Company’s common stock on November 14, 2012 amounted to $1.00 per share and the Company believes that the fair value of the common stock issued is not a more reliable measure of the fair value of the consideration given. The Company determined that the fair value of the net assets acquired was a better indicator thus more reliably measurable than the fair value of the common stock issued. Therefore we have determined, in accordance with ASC 805-50-30, that the value of the net assets acquired is equivalent to $500,925 which represents the cash consideration paid of $500,000 and the par value of 9,250,000 shares of the Company amounting to $925. No independent valuation was done on the net assets or patents acquired. The Company deemed that the fair value of the net asset of Sampo IP amounting to $500,925 is more clearly evident and more reliable measurement basis.

The life of the patent rights shall be based on the expiration dates of the patent rights as follows:

US Patent 6,161,149 expires March 13, 2018;

US Patent 6,772,229 expires Dec 1, 2019; and

US Patent 8,015,495 expires Nov 16, 2023.

While the Current Report on Form 8-K refers to Sampo IP LLC’s “business”, the Company intended the term’s meaning be in a generic sense when used in that fashion, rather than in a technical accounting sense describing an accounting conclusion under the specific definition of a “business” provided by ASC 805-10-55-7. Please note that the following language appearing in the filing supports the accounting treatment and explains the basis for the Company’s paragraph appears on page 3 of the Current Report on Form 8-K:

“Accounting Treatment. The Share Exchange is being accounted for as an acquisition of assets rather than a business pursuant to Financial Accounting Standards Board Accounting Standards Codification 805-50-30 “Business Combinations”.  Accordingly, assets acquired through a transaction that is not a business combination shall be measured based on the cash consideration paid plus either the fair value of the non-cash consideration given or the fair value of the assets acquired, whichever is more clearly evident.”

The Company believes that this paragraph operates as the substantive description of the transaction and that it clearly describes Sampo IP as having assets rather than being an entity that carries out a business. In the future, we will modify such language to avoid inconsistencies suggesting that Sampo IP is a business (for accounting purposes).

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,

 /s/ Doug Croxall